EXHIBIT 99.1

Mexican Government Decrees Restart of Non-Essential Activities Such as Mining in Areas with No or Low SARS-CoV2 Virus Cases on May 18, 2020; Endeavour Silver Files Final Base Shelf Prospectus

VANCOUVER, British Columbia, April 29, 2020 (GLOBE NEWSWIRE) -- Endeavour Silver Corp. (NYSE: EXK) (TSX: EDR) announces that the Mexican government has decreed an extension of the suspension of all non-essential activities until May 30, 2020.  However, the suspension of activities will cease to be applicable as of May 18, 2020 in municipalities that present low or no known cases or transmission of the SARS-CoV2 virus, subject to criteria to be defined by the Secretariat of Health.

Mining was previously deemed by the Mexican health authority to be a non-essential activity, leading Endeavour to suspend its three mining operations on April 1, 2020.  However, the Company’s three mines are located in municipalities with low or no transmission of the SARS-CoV2 virus.  Therefore, Endeavour now anticipates reopening its mines around May 18, 2020, pursuant to the government decree. The Company has also filed applications for exemptions to reopen earlier if feasible and permitted.

Bradford Cooke, CEO, commented, “We look forward to bringing our mines back to production in a safe and orderly manner.  Naturally, we will continue to apply all aspects of our coronavirus plan to maintain the health of our people and the local communities.”

“We also filed a new shelf prospectus in the USA as our previous one was due to expire.  The new shelf prospectus has a two-year life and expedites our access the Canadian and US capital markets for debt and equity financings.  For example, it should facilitate the financing we need to construct the high grade Terronera project which has the potential to become our next core asset.”

Base Shelf Prospectus

Endeavour also announces the filing of a final short form base shelf prospectus (“Prospectus”) to provide the Company with the flexibility to take advantage of debt, convertible debt, equity and other financing opportunities that may arise during the 25‑month effective period of the Prospectus. The Company’s existing base shelf prospectus dated April 10, 2018 has been withdrawn.

The Prospectus has been filed in each of the provinces and territories of Canada, except Quebec, and a corresponding shelf registration statement on Form F‑10 (“Registration Statement”) was also filed with the United States Securities and Exchange Commission (“SEC”). These filings enable offerings of common shares, warrants, subscription receipts, debt and convertible debt securities or units of up to an aggregate initial offering price of CAD$150 million at any time during the period the Prospectus is effective.

Copies of the Registration Statement and the Prospectus contained therein can be obtained by contacting Endeavour Silver at Suite 1130‑609 Granville Street, Vancouver, British Columbia V7Y 1G5, Attention: Daniel Dickson, Chief Financial Officer. Copies of the Prospectus and the Registration Statement are also available at www.sedar.com and www.sec.gov, respectively.

This press release does not constitute an offer to sell any securities or the solicitation of an offer to buy securities, nor will there be any sale of the securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction.  If any securities are offered under the Prospectus or Registration Statement the terms of any such securities and the intended use of any net proceeds will be established at the time of any such offering and will be described in a Prospectus supplement filed with the applicable Canadian securities regulatory authorities and the SEC at the time of any such an offering and would be made available by Endeavour at the above address.

About Endeavour Silver – Endeavour Silver Corp. is a mid-tier precious metals mining company that owns and operates three high-grade, underground, silver-gold mines in Mexico. Endeavour is currently advancing the Terronera mine project towards a development decision and exploring its portfolio of exploration and development projects in Mexico and Chile to facilitate its goal to become a premier senior silver producer.  Our philosophy of corporate social integrity creates value for all stakeholders.

SOURCE Endeavour Silver Corp.

Contact Information
Galina Meleger, Director, Investor Relations
Toll free: (877) 685-9775
Tel: (604) 640-4804
Email: gmeleger@edrsilver.com
Website: www.edrsilver.com

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Cautionary Note Regarding Forward-Looking Statements

Some of the statements contained in this release are forward‑looking statements within the meaning of the United States Securities Act of 1933, as amended, and the United States Securities Exchange Act of 1934, as amended, and forward‑looking information within the meaning of Canadian securities laws, such as statements that describes the uncertainty of the ultimate impact of the SARS-CoV2 pandemic on operations, the ability to restart operations on May 18, 2020 or earlier,  the anticipated offering of securities under the Company's Prospectus and Registration Statement, the future effectiveness of the Company's Prospectus and Registration Statement, the anticipated use of proceeds from any offering made under the Company's Prospectus and Registration Statement, and other statements. Since forward‑looking statements are not statements of historical fact and address future events, conditions and expectations, forward‑looking statements by their nature inherently involve unknown risks, uncertainties, assumptions and other factors well beyond the Company’s ability to control or predict. Actual events, results and developments may differ materially from those contemplated by such forward‑looking statements. Material factors that could cause actual events to differ materially from those described in such forwarding‑looking statements include risks related to the  ultimate impact of the SARS-CoV2 pandemic on operations, the risks in restarting operations on May 18, 2020 or earlier, Company's Registration Statement not becoming effective, risks related to the Company's condition requiring anticipated use of proceeds to change, timing of, and ability to obtain, required regulatory approvals, and general economic and regulatory changes. These forward‑looking statements represent the Company's views as of the date of this release. There can be no assurance that forward‑looking statements will prove to be accurate, as actual events and future events could differ materially from those anticipated in such statements. Readers should not place undue reliance on any forward‑looking statements.